SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND

AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 2)*

Ooma, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

683416101

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 16 Pages

Exhibit Index Contained on Page 14

CUSIP NO. 683416101	13 G	Page 2 of 16

1	NAME OF REPORTING PERSONS Worldview Technology Partners IV, L.P. (“Tech IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 0 shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 683416101	13 G	Page 3 of 16

1	NAME OF REPORTING PERSONS Worldview Technology International IV, L.P. (“Intl IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 0 shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 683416101	13 G	Page 4 of 16

1	NAME OF REPORTING PERSONS Worldview Strategic Partners IV, L.P. (“Strat IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 0 shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 683416101	13 G	Page 5 of 16

1	NAME OF REPORTING PERSONS Worldview Capital IV, L.P. (“DGP IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 0 shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 683416101	13 G	Page 6 of 16

1	NAME OF REPORTING PERSONS Worldview Equity I, L.L.C. (the “UGP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 0 shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON OO

CUSIP NO. 683416101	13 G	Page 7 of 16

1	NAME OF REPORTING PERSONS James Wei (“Wei”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 71,948 shares (of which 10,000 are issuable pursuant to outstanding options exercisable within 60 days of December 31, 2017).
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 71,948 shares (of which 10,000 are issuable pursuant to outstanding options exercisable within 60 days of December 31, 2017).
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,948
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.389%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 683416101	13 G	Page 8 of 16

1	NAME OF REPORTING PERSONS Michael Orsak (“Orsak”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 0 shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 683416101	13 G	Page 9 of 16

1	NAME OF REPORTING PERSONS Susumu Tanaka (“Tanaka”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Japanese Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 0 shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 683416101	13 G	Page 10 of 16

This Amendment No. 2 amends and restates in its entirety the Statement on Schedule 13G previously filed by Worldview Technology Partners IV, L.P., a Delaware limited partnership (“Tech IV”), Worldview Technology International IV, L.P., a Delaware limited partnership (“Intl IV”), Worldview Strategic Partners IV, L.P., a Delaware limited partnership (“Strat IV”), Worldview Capital IV, L.P., a Delaware limited partnership (“DGP IV”) and the general partner of each of Tech IV, Intl IV and Strat IV, Worldview Equity I, L.L.C., a Delaware limited liability company (the “UGP”) and the general partner of DGP IV, and James Wei (“Wei”), Michael Orsak (“Orsak”) and Susumu Tanaka (“Tanaka”), the members of the UGP (together with all prior and current amendments thereto, this “Schedule 13G”). The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

ITEM 1(A).	NAME OF ISSUER: Ooma, Inc.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES: 525 Almanor Avenue, Suite 200

Sunnyvale, CA 94085

ITEM 2(A).	NAME OF PERSONS FILING:

This Schedule 13G is filed by each of Worldview Technology Partners IV, L.P., a Delaware limited partnership (“Tech IV”), Worldview Technology International IV, L.P., a Delaware limited partnership (“Intl IV”), Worldview Strategic Partners IV, L.P., a Delaware limited partnership (“Strat IV”), Worldview Capital IV, L.P., a Delaware limited partnership (“DGP IV”) and the general partner of each of Tech IV, Intl IV and Strat IV, Worldview Equity I, L.L.C., a Delaware limited liability company (the “UGP”) and the general partner of DGP IV, and James Wei (“Wei”), Michael Orsak (“Orsak”) and Susumu Tanaka (“Tanaka”), the members of the UGP. The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

DPG IV is the general partner of each of Tech IV, Strat IV and Intl IV and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by Tech IV, Strat IV and Intl IV. The UGP, the general partner of DGP IV, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by each of Tech IV, Strat IV and Intl IV. Wei, Orsak and Tanaka are the members of the UGP and may be deemed to have shared power to vote and shared power to dispose of the shares of the issuer directly owned by Tech IV, Strat IV and Intl IV.

ITEM 2(B).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

The address of the principal business office for each of the Reporting Persons is:

Worldview Technology Partners
99 S. Almaden Blvd, 6th Floor
San Jose, CA 95113

CUSIP NO. 683416101	13 G	Page 11 of 16

ITEM 2(C)	CITIZENSHIP:

Tech IV, Strat IV, Intl IV and DGP IV are Delaware limited partnerships. The UGP is a Delaware limited liability company. Wei is a Canadian citizen. Orsak is a United States citizen. Tanaka is a Japanese citizen.

ITEM 2(D) AND ITEM 2(E).   TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER:

Common Stock, $0.0001 par value
CUSIP # 683416101

ITEM 3.	Not Applicable.

ITEM 4.	OWNERSHIP: Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒ Yes

CUSIP NO. 683416101	13 G	Page 12 of 16

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON: Please see Item 5.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY: Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP: Not applicable.

ITEM 10.	CERTIFICATION: Not applicable.

CUSIP NO. 683416101	13 G	Page 13 of 16

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 19, 2018

WORLDVIEW EQUITY I, L.L.C.

Worldview Capital IV, L.P.

By: Worldview Equity I, L.L.C., its General Partner

WORLDVIEW TECHNOLOGY PARTNERS IV, L.P.

By: Worldview Capital IV, L.P., its General Partner

By: Worldview Equity I, L.L.C., its General Partner

WORLDVIEW TECHNOLOGY INTERNATIONAL IV, L.P.

By: Worldview Capital IV, L.P., its General Partner

By: Worldview Equity I, L.L.C., its General Partner

WORLDVIEW STRATEGIC PARTNERS IV, L.P.

By: Worldview Capital IV, L.P., its General Partner

By: Worldview Equity I, L.L.C., its General Partner

JAMES wEI mICHAEL oRSAK sUSUMU tANAKA
By: /s/ James N. Strawbridge______________________ James N. Strawbridge, Attorney-In-Fact for the above-listed entities*	By: /s/ James N. Strawbridge______________________ James N. Strawbridge, Attorney-In-Fact for the above-listed individuals*

*Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP NO. 683416101	13 G	Page 14 of 16

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page
Exhibit A: Agreement of Joint Filing	15
Exhibit B: Power of Attorney	16

CUSIP NO. 683416101	13 G	Page 15 of 16

exhibit A

Agreement of Joint Filing

The Reporting Persons hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Ooma, Inc. shall be filed on behalf of each of the Reporting Persons. Note that copies of the applicable Agreement of Joint Filing are already on file with the appropriate agencies.

CUSIP NO. 683416101	13 G	Page 16 of 16

exhibit B

Power of Attorney

James N. Strawbridge has signed this Schedule 13G as Attorney-In-Fact. Note that copies of the applicable Power of Attorney are already on file with the appropriate agencies.